No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November 2011

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) filed its consolidated financial statements for the fiscal three months ended September 30, 2011 with Financial Services Agency in Japan.

Exhibit 2:

On November 14, 2011, the Company announced an update on the current status of the production bases of its consolidated subsidiaries in Thailand with respect to the recent flooding.

Exhibit 3:

On November 15, 2011, the Company made an announcement about the impact of Thai flood damage on its businesses in North America.

Exhibit 4:

On November 28, 2011, the Company announced an update on the current status of the impact of the Thai floods on its businesses in certain areas as set out below.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: December 9, 2011

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2011

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2011 and September 30, 2011

	Yen (millions)
Assets	March 31, 2011	September 30, 2011
	audited	unaudited
Current assets:
Cash and cash equivalents	¥1,279,024	¥1,319,402
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,904 million at March 31, 2011 and ¥6,741 million at September 30, 2011 (notes 3 and 7)	787,691	590,377
Finance subsidiaries-receivables, net (notes 2, 3, 4 and 7)	1,131,068	1,041,206
Inventories (notes 5 and 7)	899,813	815,336
Deferred income taxes	202,291	237,480
Other current assets (notes 3, 6, 7 and 10)	390,160	320,006

Total current assets	4,690,047	4,323,807

Finance subsidiaries-receivables, net (notes 2, 3, 4 and 7)	2,348,913	2,201,510

Investments and advances:
Investments in and advances to affiliates	440,026	472,269
Other, including marketable equity securities (notes 3, 4 and 6)	199,906	150,887

Total investments and advances	639,932	623,156

Property on operating leases:
Vehicles	1,645,517	1,556,308
Less accumulated depreciation	287,885	262,791

Net property on operating leases	1,357,632	1,293,517

Property, plant and equipment, at cost (note 7):
Land	483,654	477,888
Buildings	1,473,067	1,448,316
Machinery and equipment	3,166,353	3,100,005
Construction in progress	202,186	184,932

	5,325,260	5,211,141
Less accumulated depreciation and amortization	3,385,904	3,357,328

Net property, plant and equipment	1,939,356	1,853,813

Other assets, net of allowance for doubtful accounts of ¥23,275 million at March 31, 2011 and ¥23,183 million at September 30, 2011 (notes 3, 4 and 10)	594,994	617,456

Total assets	¥11,570,874	¥10,913,259

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2011 and September 30, 2011

	Yen (millions)
Liabilities and Equity	March 31, 2011	September 30, 2011
	audited	unaudited
Current liabilities:
Short-term debt (note 4)	¥1,094,740	¥985,310
Current portion of long-term debt (note 4)	962,455	983,302
Trade payables:
Notes	25,216	24,377
Accounts	691,520	667,213
Accrued expenses (note 11)	525,540	472,053
Income taxes payable	31,960	23,924
Other current liabilities (note 10)	236,761	197,860

Total current liabilities	3,568,192	3,354,039

Long-term debt, excluding current portion (note 4)	2,043,240	1,788,385
Other liabilities (notes 4 and 11)	1,376,530	1,355,987

Total liabilities	6,987,962	6,498,411

Equity:
Honda Motor Co., Ltd. shareholders’ equity (note 8):
Common stock, authorized 7,086,000,000 shares at March 31, 2011 and at September 30, 2011; issued 1,811,428,430 shares at March 31, 2011 and at September 30, 2011	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	46,330	46,669
Retained earnings (note 12(a))	5,666,539	5,704,357
Accumulated other comprehensive income (loss), net (notes 6 and 10)	(1,495,380)	(1,686,230)
Treasury stock, at cost 9,126,716 shares at March 31, 2011 and 9,127,691 shares at September 30, 2011	(26,110)	(26,114)

Total Honda Motor Co., Ltd. shareholders’ equity	4,449,975	4,297,278

Noncontrolling interests (note 8)	132,937	117,570

Total equity (note 8)	4,582,912	4,414,848

Commitments and contingent liabilities (note 11)
Total liabilities and equity	¥11,570,874	¥10,913,259

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the six months ended September 30, 2010 and 2011

	Yen (millions)
	September 30, 2010	September 30, 2011
	unaudited	unaudited
Net sales and other operating revenue (note 1(e))	¥4,613,374	¥3,600,488

Operating costs and expenses:
Cost of sales (note 1(e))	3,331,761	2,695,451
Selling, general and administrative (note 1(e))	644,042	592,064
Research and development	239,655	237,883

	4,215,458	3,525,398

Operating income	397,916	75,090

Other income (expenses):
Interest income	10,767	16,344
Interest expense	(4,247)	(5,064)
Other, net (notes 6 and 10)	17,917	19,484

	24,437	30,764

Income before income taxes and equity in income of affiliates	422,353	105,854

Income tax expense (note 1(d)):
Current	20,936	58,250
Deferred	49,704	(4,700)

	70,640	53,550

Income before equity in income of affiliates	351,713	52,304

Equity in income of affiliates	71,299	44,200
Net income	423,012	96,504

Less: Net income attributable to noncontrolling interests	14,596	4,278

Net income attributable to Honda Motor Co., Ltd.	¥408,416	¥92,226

	Yen
	September 30, 2010	September 30, 2011
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 14):	¥225.66	¥51.17

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended September 30, 2010 and 2011

	Yen (millions)
	September 30, 2010	September 30, 2011
	unaudited	unaudited
Net sales and other operating revenue (note 1(e))	¥2,251,911	¥1,885,892

Operating costs and expenses:
Cost of sales (note 1(e))	1,647,625	1,405,811
Selling, general and administrative (note 1(e))	319,433	299,897
Research and development	121,380	127,673

	2,088,438	1,833,381

Operating income	163,473	52,511

Other income (expenses):
Interest income	5,707	8,508
Interest expense	(2,073)	(2,520)
Other, net (notes 6 and 10)	(903)	18,056

	2,731	24,044

Income before income taxes and equity in income of affiliates	166,204	76,555

Income tax expense (note 1(d)):
Current	8,436	35,772
Deferred	50,793	(6,128)

	59,229	29,644

Income before equity in income of affiliates	106,975	46,911

Equity in income of affiliates	35,608	15,562
Net income	142,583	62,473

Less: Net income attributable to noncontrolling interests	6,654	2,044

Net income attributable to Honda Motor Co., Ltd.	¥135,929	¥60,429

	Yen
	September 30, 2010	September 30, 2011
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 14):	¥75.24	¥33.53

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six months ended September 30, 2010 and 2011

	Yen (millions)
	September 30, 2010	September 30, 2011
	unaudited	unaudited
Cash flows from operating activities:
Net income	¥423,012	¥96,504
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	177,936	152,677
Depreciation of property on operating leases	107,757	101,715
Deferred income taxes	49,704	(4,700)
Equity in income of affiliates	(71,299)	(44,200)
Dividends from affiliates	34,222	22,649
Provision for credit and lease residual losses on finance subsidiaries-receivables	7,046	3,900
Impairment loss on investments in securities	652	485
Impairment loss on long-lived assets excluding property on operating leases	419	—
Loss (gain) on derivative instruments, net	(29,135)	(26,332)
Decrease (increase) in assets:
Trade accounts and notes receivable	82,815	146,466
Inventories	361	39,586
Other current assets	13,696	75,350
Other assets	6,183	(3,553)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(21,727)	29,631
Accrued expenses	10,932	(18,304)
Income taxes payable	19,448	(8,833)
Other current liabilities	(9,490)	(32,784)
Other liabilities	(80,706)	(6,106)
Other, net	(38,937)	(30,512)

Net cash provided by operating activities	682,889	493,639

Cash flows from investing activities:
Increase in investments and advances	(6,029)	(10,813)
Decrease in investments and advances	8,125	7,135
Payments for purchases of available-for-sale securities	(122)	—
Proceeds from sales of available-for-sale securities	2,286	—
Payments for purchases of held-to-maturity securities	(26,034)	(11,156)
Proceeds from redemptions of held-to-maturity securities	17,910	45,052
Capital expenditures	(136,011)	(148,098)
Proceeds from sales of property, plant and equipment	11,927	11,575
Acquisitions of finance subsidiaries-receivables	(1,123,389)	(1,035,133)
Collections of finance subsidiaries-receivables	1,067,273	999,096
Purchases of operating lease assets	(409,872)	(330,307)
Proceeds from sales of operating lease assets	208,803	194,073

Net cash used in investing activities	(385,133)	(278,576)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	53,231	(23,676)
Proceeds from long-term debt	342,480	373,379
Repayments of long-term debt	(378,186)	(405,943)
Dividends paid (note 12(a))	(43,508)	(54,069)
Dividends paid to noncontrolling interests	(13,264)	(14,435)
Sales (purchases) of treasury stock, net	(34,786)	(4)

Net cash used in financing activities	(74,033)	(124,748)
Effect of exchange rate changes on cash and cash equivalents	(77,369)	(49,937)

Net change in cash and cash equivalents	146,354	40,378
Cash and cash equivalents at beginning of the period	1,119,902	1,279,024

Cash and cash equivalents at end of the period	¥1,266,256	¥1,319,402

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S.GAAP). In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2011 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2011. Consolidated financial statements for the year ended March 31, 2011 are derived from the audited consolidated financial statements, while consolidated financial statements for the three months and six months ended September 30, 2011 are unaudited.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. GAAP.

(c)	Changes in Accounting Procedures for Consolidated Quarterly Financial Results

None

(d)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the six months ended September 30, 2011. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(e)	Out-of-period adjustments

During the three months ended December 31, 2010, certain overstatements were found in trade accounts and notes receivable, inventories, net sales and other operating revenue, and cost of sales in previously issued consolidated financial statements, pertaining to the Company’s inventory management trading activities at a domestic subsidiary. This domestic subsidiary temporarily purchases sea food products from seafood companies with the promise that they will buy back such products after certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products. In the Company’s consolidated statements of income for the three months ended December 31, 2010, the Company adjusted net sales and other operating revenue amounted to ¥9,888 million and operating income amounted to ¥280 million overstated in the Company’s consolidated statements of income for the six months ended September 30, 2010 (including net sales and other operating revenue amounted to ¥5,359 million and operating income amounted to ¥152 million overstated in the Company’s consolidated statements of income for the three months ended September 30, 2010), in conjunction with the related cumulative loss amounted to ¥14,123 million as of March 31, 2010. Honda believes that these overstatements are immaterial to the Company’s consolidated financial statements or results of operations in prior periods.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	March 31, 2011	September 30, 2011
Finance subsidiaries-receivables
Allowance for credit losses	¥24,890	¥21,287
Allowance for losses on lease residual values	7,225	5,342

(3) Credit Quality of Finance Receivables and Allowance for Credit Losses

The finance subsidiaries of the Company provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda classifies retail and direct financing lease receivables derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade accounts and notes receivable and other assets in the consolidated balance sheets. Receivables on past due operating lease rental payments are included in other current assets in the consolidated balance sheets.

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2011 and September 30, 2011:

	Yen (millions)
	March 31, 2011	September 30, 2011
Retail	¥3,368,014	¥3,178,998
Direct financing lease	362,136	313,358
Wholesale flooring	267,526	159,387
Commercial loans	34,116	31,289

Total finance receivables	4,031,792	3,683,032
Less:
Allowance for credit losses	28,437	24,686
Allowance for losses on lease residual values	7,225	5,342
Unearned interest income and fees	19,916	16,454

	3,976,214	3,636,550
Less:
Finance receivables included in trade accounts and notes receivable, net	332,195	225,356
Finance receivables included in other assets, net	164,038	168,478

Finance subsidiaries-receivables, net	3,479,981	3,242,716
Less current portion	1,131,068	1,041,206

Noncurrent finance subsidiaries-receivables, net	¥2,348,913	¥2,201,510

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Allowance for Credit Losses

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk is affected by general economic conditions such as a rise in unemployment rates or declines in used vehicle prices. The finance subsidiaries of the Company estimate losses incurred on retail and direct financing lease receivables and recognize them in the allowance for credit losses. Consumer finance receivables consist of a large number of smaller-balance homogenous loans and leases. The finance subsidiaries of the Company segment these receivables into groups with common characteristics, and estimate collectively the allowance for credit losses on consumer finance receivables by the group. The finance subsidiaries of the Company take into consideration various methodologies when estimating the allowance including vintage loss rate analysis and delinquency roll rate analysis. When performing the vintage loss rate analysis, consumer finance receivables are segregated between retail and direct financing lease, and further segmented into groups with common risk characteristics including collateral type, credit grades and original terms. Loss rates are projected for these pools based on historical rates and adjusted for considerations of emerging trends and changing economic conditions. The roll rate analysis is used primarily by the finance subsidiaries of the Company in North America. This analysis tracks the migration of finance receivables through various stages of delinquency and ultimately to charge-offs. Roll rates are projected based on historical results while also taking into consideration trends and changing economic conditions.

Wholesale receivables are considered to be impaired when it is probable that they will be unable to collect all amounts due according to the original terms of the contract. The finance subsidiaries of the company recognize estimated losses on them in the allowance for credit losses. Credit risk on wholesale receivables is affected primarily by the financial strength of the dealers within the portfolio. Wholesale receivables are evaluated for impairment on an individual dealer basis. Ongoing evaluations of dealerships are performed to determine whether there is evidence of impairment. Factors can include payment performance, overall dealership financial performance, or known difficulties experienced by the dealership.

Honda regularly reviews the adequacy of the allowance for credit losses. The estimates are based on information available as of each reporting date. However actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates with inherently uncertain items.

The following table presents the changes of the allowance for credit losses on finance receivables for the six months ended September 30, 2011.

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of the period	¥25,578	¥1,455	¥1,404	¥28,437
Provision (reversal)	4,138	73	(45)	4,166
Charge-offs	(10,799)	(405)	(71)	(11,275)
Recoveries	4,480	190	28	4,698
Adjustments from foreign currency translation	(1,101)	(113)	(126)	(1,340)

Balance at end of the period	¥22,296	¥1,200	¥1,190	¥24,686

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are charged off when they become 120 days past due or earlier if they have been specifically identified as uncollectible. Wholesale receivables are charged off when they have been individually identified as uncollectible. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are charged off when they have been identified as substantially uncollectible according to the internal standards of each subsidiary.

Delinquencies

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are considered delinquent if more than 10% of a monthly scheduled payment is contractually past due on a cumulative basis. Wholesale receivables are considered delinquent when any principal payments are past due. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are considered delinquent when any principal payments are past due.

The following tables present an age analysis of past due finance receivables at March 31, 2011 and September 30, 2011.

As of March 31, 2011

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current *	Total finance receivables
Retail
New auto	¥14,127	¥1,625	¥3,191	¥18,943	¥2,762,373	¥2,781,316
Used & certified auto	5,325	591	474	6,390	421,605	427,995
Others	1,666	468	895	3,029	155,674	158,703

Total retail	21,118	2,684	4,560	28,362	3,339,652	3,368,014
Direct financing lease	1,375	179	584	2,138	359,998	362,136
Wholesale
Wholesale flooring	125	38	273	436	267,090	267,526
Commercial loans	—	—	—	—	34,116	34,116

Total wholesale	125	38	273	436	301,206	301,642

Total finance receivables	¥22,618	¥2,901	¥5,417	¥30,936	¥4,000,856	¥4,031,792

As of September 30, 2011

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current *	Total finance receivables
Retail
New auto	¥14,419	¥2,383	¥4,571	¥21,373	¥2,607,096	¥2,628,469
Used & certified auto	6,059	979	457	7,495	395,871	403,366
Others	1,653	682	1,063	3,398	143,765	147,163

Total retail	22,131	4,044	6,091	32,266	3,146,732	3,178,998
Direct financing lease	1,089	318	572	1,979	311,379	313,358
Wholesale
Wholesale flooring	13	562	308	883	158,504	159,387
Commercial loans	—	—	—	—	31,289	31,289

Total wholesale	13	562	308	883	189,793	190,676

Total finance receivables	¥23,233	¥4,924	¥6,971	¥35,128	¥3,647,904	¥3,683,032

* Includes recorded investment of finance receivables that are less than 30 days past due.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Credit Quality Indicators

The collection experience of consumer finance receivables provides an indication of the credit quality of consumer finance receivables. The likelihood of accounts charging off becomes significantly higher once an account becomes 60 days delinquent. The table below segments the Company’s portfolio of consumer finance receivables between groups the Company considers to be performing and nonperforming. Accounts that are delinquent for 60 days or greater are included in the nonperforming group and all other accounts are considered to be performing.

The following tables present the balances of consumer finance receivables by the credit quality indicator at March 31, 2011 and September 30, 2011.

As of March 31, 2011

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥2,776,500	¥4,816	¥2,781,316
Used & certified auto	426,930	1,065	427,995
Others	157,340	1,363	158,703

Total retail	3,360,770	7,244	3,368,014
Direct financing lease	361,373	763	362,136

Total	¥3,722,143	¥8,007	¥3,730,150

As of September 30, 2011

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥2,621,515	¥6,954	¥2,628,469
Used & certified auto	401,930	1,436	403,366
Others	145,418	1,745	147,163

Total retail	3,168,863	10,135	3,178,998
Direct financing lease	312,468	890	313,358

Total	¥3,481,331	¥11,025	¥3,492,356

A credit quality indicator for wholesale receivables is the internal risk ratings for the dealerships. Dealerships are assigned an internal risk rating based primarily on their financial condition. At a minimum, risk ratings for dealerships are updated annually and more frequently for dealerships with weaker risk ratings. The table below presents outstanding wholesale receivables balances by the internal risk rating group. Group A includes the loans of dealerships with the highest credit quality characteristics in the strongest risk rating tier. Group B includes the loans of all remaining dealers and are considered to have weaker credit quality characteristics. Although the likelihood of losses can be higher for dealerships in Group B, the overall risk of losses is not considered to be significant.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the balance of wholesale receivables by credit quality indicators at March 31, 2011 and September 30, 2011.

As of March 31, 2011

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥144,118	¥123,408	¥267,526
Commercial loans	14,024	20,092	34,116

Total	¥158,142	¥143,500	¥301,642

As of September 30, 2011

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥91,759	¥67,628	¥159,387
Commercial loans	21,734	9,555	31,289

Total	¥113,493	¥77,183	¥190,676

Other Finance Receivables

Except for the finance subsidiaries-receivables, the other finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed by the FASB Accounting Standards Codification (ASC) 310 “Receivables” of ¥59,520 million and ¥60,996 million were included in other current assets, investments and advances-other and other assets in the consolidated balance sheets at March 31, 2011 and September 30, 2011, respectively. Honda estimates individually the collectibility of the other finance receivables based on the financial condition of the debtor. The impaired finance receivables amounted to ¥19,574 million and ¥20,400 million at March 31, 2011 and September 30, 2011, respectively, for which the allowance for credit losses were ¥19,574 million and ¥20,136 million at March 31, 2011 and September 30, 2011, respectively.

Regarding the other finance receivables which are not impaired, there are no past due receivables.

(4) Variable Interest Entities

Honda considers its involvement with a variable interest entity (VIE) under the FASB Accounting Standards Codification (ASC) 810 “Consolidation”. This standard prescribes that the reporting entity shall consolidate a VIE as its primary beneficiary when it deemed to have a controlling financial interest in a VIE, meeting both of the following characteristics:

(a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

(b)	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The finance subsidiaries of the Company periodically securitize for liquidity and funding purposes and transfer finance receivables to the trust which is newly established to issue asset-backed securities. The finance subsidiaries of the Company deemed to have the power to direct the activities of these trusts that most significantly impact the trusts’ economic performance, as they retain servicing rights in all securitizations, and manage delinquencies and defaults of the underlying receivables. Furthermore, the finance subsidiaries of the Company deemed to have the obligation to absorb losses of these trusts that could potentially be significant to these trusts, as they would absorb the majority of the expected losses of these trusts by retaining certain subordinated interests of these trusts. Therefore, the Company has consolidated these trusts, as it deemed to have controlling financial interests in these trusts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the balances of the assets and liabilities of consolidated VIEs at March 31, 2011 and September 30, 2011.

	Yen (millions)
	March 31, 2011	September 30, 2011
Finance subsidiaries-receivables, net	¥500,208	¥411,859
Restricted cash *1	7,931	8,613
Other assets	1,688	1,337

Total assets	¥509,827	¥421,809

Secured debt *2	¥495,695	¥404,441
Other liabilities	532	296

Total liabilities	¥496,227	¥404,737

*1	Restricted cash as collateral for the payment of the related secured debt obligation was included in investment and advances-other on the consolidated balance sheets.
*2	Secured debt was included in short-term and long-term debt on the consolidated balance sheets.

The creditors of these trusts do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries to these trusts.

There is no VIE in which Honda holds a significant variable interest but is not the primary beneficiary as of March 31, 2011 and September 30, 2011.

(5) Inventories

Inventories at March 31, 2011 and September 30, 2011 are summarized as follows:

	Yen (millions)
	March 31, 2011	September 30, 2011
Finished goods	¥531,071	¥441,006
Work in process	49,606	44,056
Raw materials	319,136	330,274

	¥899,813	¥815,336

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6) Investments and Advances-Other

Investments and advances at March 31, 2011 and September 30, 2011 consist of the following:

	Yen (millions)
	March 31, 2011	September 30, 2011
Current
Corporate debt securities	¥331	¥501
Advances	790	922
Certificates of deposit	1,366	1,468

	¥2,487	¥2,891

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	March 31, 2011	September 30, 2011
Noncurrent
Auction rate securities (non-marketable)	¥6,948	¥6,344
Marketable equity securities	92,421	82,423
Government bonds	1,999	1,999
U.S. government and agency debt securities	37,029	767
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	969	969
Other	12,178	11,060
Guaranty deposits	23,735	22,735
Advances	1,159	1,088
Other	23,468	23,502

	¥199,906	¥150,887

Certain information with respect to available-for-sale securities and held-to-maturity securities at March 31, 2011 and September 30, 2011 is summarized below:

	Yen (millions)
	March 31, 2011	September 30, 2011
Available-for-sale
Cost	¥46,017	¥44,227
Fair value	99,369	88,767
Gross unrealized gains	56,019	47,232
Gross unrealized losses	2,667	2,692

Held-to-maturity
Amortized cost	¥40,725	¥4,735
Fair value	40,649	4,648
Gross unrealized gains	91	83
Gross unrealized losses	167	170

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Maturities of debt securities classified as held-to-maturity at September 30, 2011 are as follows:

Yen (millions)
Due within one year	¥1,969
Due after one year through five years	2,766
Due after five years through ten years	—

Total	¥4,735

There was no amount of significant realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the six months and the three months ended September 30, 2010 and 2011.

Gross unrealized losses on available-for-sale securities and held-to-maturity securities, and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2011 and September 30, 2011 are as follows:

	Yen (millions)
	March 31, 2011		September 30, 2011
	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥9,054	¥1,516	¥6,583	¥1,776
12 months or longer	7,759	1,151	6,978	916

	¥16,813	¥2,667	¥13,561	¥2,692

Held-to-maturity
Less than 12 months	¥31,042	¥167	¥331	¥170
12 months or longer	—	—	—	—

	¥31,042	¥167	¥331	¥170

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, which is based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

(7) Pledged Assets

Pledged assets at March 31, 2011 and September 30, 2011 are as follows:

	Yen (millions)
	March 31, 2011	September 30, 2011
Trade accounts and notes receivable	¥13,808	¥8,868
Inventories	11,691	8,523
Other current assets	5,337	—
Property, plant and equipment	24,548	29,684
Finance subsidiaries-receivables	504,587	415,504

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8) Equity

The changes in equity for the six months and three months ended September 30, 2010 and 2011 are as follows:

For the six months ended September 30, 2010

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥4,328,640	¥127,790	¥4,456,430
Cumulative effect of adjustments resulting from the adoption of new accounting standards on variable interest entities, net of tax	1,432	—	1,432

Adjusted balance at March 31, 2010	¥4,330,072	¥127,790	¥4,457,862

Dividends paid to Honda Motor Co., Ltd. shareholders	(43,508)	—	(43,508)
Dividends paid to noncontrolling interests	—	(13,264)	(13,264)
Capital transactions and others	—	164	164

Comprehensive income (loss):
Net income	408,416	14,596	423,012
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(280,569)	(5,005)	(285,574)
Unrealized gains (losses) on available-for-sale securities, net	(5,816)	(23)	(5,839)
Unrealized gains (losses) on derivative instruments, net	379	—	379
Pension and other postretirement benefits adjustments	4,188	75	4,263

Total comprehensive income (loss)	126,598	9,643	136,241

Purchase of treasury stock	(34,787)	—	(34,787)
Reissuance of treasury stock	1	—	1

Balance at September 30, 2010	¥4,378,376	¥124,333	¥4,502,709

During the six months ended September 30, 2010, the Company retired 23,400 thousand shares of its treasury stock at a cost of ¥80,417 million by offsetting with unappropriated retained earnings of ¥ 80,417 million based on the resolution of the board of directors. It had no effect on the total Honda Motor Co., Ltd. shareholders’ equity.

For the six months ended September 30, 2011

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥4,449,975	¥132,937	¥4,582,912

Dividends paid to Honda Motor Co., Ltd. shareholders	(54,069)	—	(54,069)
Dividends paid to noncontrolling interests	—	(14,435)	(14,435)
Capital transactions and others	—	—	—

Comprehensive income (loss):
Net income	92,226	4,278	96,504
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(189,178)	(5,219)	(194,397)
Unrealized gains (losses) on available-for-sale securities, net	(5,256)	(55)	(5,311)
Unrealized gains (losses) on derivative instruments, net	202	—	202
Pension and other postretirement benefits adjustments	3,382	64	3,446

Total comprehensive income (loss)	(98,624)	(932)	(99,556)

Purchase of treasury stock	(4)	—	(4)
Reissuance of treasury stock	—	—	—

Balance at September 30, 2011	¥4,297,278	¥117,570	¥4,414,848

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended September 30, 2010

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at June 30, 2010	¥4,412,888	¥125,648	¥4,538,536

Dividends paid to Honda Motor Co., Ltd. shareholders	(21,733)	—	(21,733)
Dividends paid to noncontrolling interests	—	(5,560)	(5,560)
Capital transactions and others	—	164	164

Comprehensive income (loss):
Net income	135,929	6,654	142,583
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(125,701)	(2,616)	(128,317)
Unrealized gains (losses) on available-for-sale securities, net	153	5	158
Unrealized gains (losses) on derivative instruments, net	(187)	—	(187)
Pension and other postretirement benefits adjustments	2,004	38	2,042

Total comprehensive income (loss)	12,198	4,081	16,279

Purchase of treasury stock	(24,978)	—	(24,978)
Reissuance of treasury stock	1	—	1

Balance at September 30, 2010	¥4,378,376	¥124,333	¥4,502,709

During the three months ended September 30, 2010, the Company retired 23,400 thousand shares of its treasury stock at a cost of ¥80,417 million by offsetting with unappropriated retained earnings of ¥80,417 million based on the resolution of the board of directors. It had no effect on the total Honda Motor Co., Ltd. shareholders’ equity.

For the three months ended September 30, 2011

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at June 30, 2011	¥4,423,355	¥122,540	¥4,545,895

Dividends paid to Honda Motor Co., Ltd. shareholders	(27,035)	—	(27,035)
Dividends paid to noncontrolling interests	—	(1,887)	(1,887)
Capital transactions and others	—	—	—

Comprehensive income (loss):
Net income	60,429	2,044	62,473
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(152,711)	(5,096)	(157,807)
Unrealized gains (losses) on available-for-sale securities, net	(8,553)	(63)	(8,616)
Unrealized gains (losses) on derivative instruments, net	87	—	87
Pension and other postretirement benefits adjustments	1,708	32	1,740

Total comprehensive income (loss)	(99,040)	(3,083)	(102,123)

Purchase of treasury stock	(2)	—	(2)
Reissuance of treasury stock	—	—	—

Balance at September 30, 2011	¥4,297,278	¥117,570	¥4,414,848

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Fair Value Measurement

In accordance with FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and September 30, 2011.

As of March 31, 2011

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 10)	¥—	¥57,880	¥—	¥57,880	¥—	¥—
Interest rate instruments (note 10)	—	29,759	154	29,913	—	—

Total derivative instruments	—	87,639	154	87,793	(26,641)	61,152

Available-for-sale securities
Marketable equity securities	92,421	—	—	92,421	—	92,421
Auction rate securities	—	—	6,948	6,948	—	6,948

Total available-for-sale securities	92,421	—	6,948	99,369	—	99,369

Total	¥92,421	¥87,639	¥7,102	¥187,162	¥(26,641)	¥160,521

Liabilities:
Derivative instruments
Foreign exchange instruments (note 10)	¥—	¥(15,712)	¥—	¥(15,712)	¥—	¥—
Interest rate instruments (note 10)	—	(32,435)	(155)	(32,590)	—	—

Total derivative instruments	—	(48,147)	(155)	(48,302)	26,641	(21,661)

Total	¥—	¥(48,147)	¥(155)	¥(48,302)	¥26,641	¥(21,661)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of September 30, 2011

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 10)	¥—	¥65,467	¥—	¥65,467	¥—	¥—
Interest rate instruments (note 10)	—	34,520	47	34,567	—	—

Total derivative instruments	—	99,987	47	100,034	(26,553)	73,481

Available-for-sale securities
Marketable equity securities	82,423	—	—	82,423	—	82,423
Auction rate securities	—	—	6,344	6,344	—	6,344

Total available-for-sale securities	82,423	—	6,344	88,767	—	88,767

Total	¥82,423	¥99,987	¥6,391	¥188,801	¥(26,553)	162,248

Liabilities:
Derivative instruments
Foreign exchange instruments (note 10)	¥—	¥(12,565)	¥—	¥(12,565)	¥—	¥—
Interest rate instruments (note 10)	—	(29,809)	(47)	(29,856)	—	—

Total derivative instruments	—	(42,374)	(47)	(42,421)	26,553	(15,868)

Total	¥—	¥(42,374)	¥(47)	¥(42,421)	26,553	¥(15,868)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present a reconciliation during the six months ended September 30, 2010 and 2011 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

For the six months ended September 30, 2010

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 10)	Auction rate securities	Total
Balance at beginning of the year	¥27,555	¥1,025	¥10,041	¥38,621
Adjustment resulting from the adoption of new accounting standards on variable interest entities	(27,555)	(1,027)	—	(28,582)
Total realized/unrealized gains or losses
Included in earnings	—	1	(96)	(95)
Included in other comprehensive income (loss)	—	—	282	282
Purchases, issuances, settlements and sales, net	—	—	(1,876)	(1,876)
Foreign currency translation	—	(1)	(954)	(955)

Balance at end of the period	¥—	¥(2)	¥7,397	¥7,395

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥—	¥—	¥—
Included in other comprehensive income (loss)	—	—	—	—

For the six months ended September 30, 2011

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 10)	Auction rate securities	Total
Balance at beginning of the year	¥—	¥(1)	¥6,948	¥6,947
Total realized/unrealized gains or losses
Included in earnings	—	—	—	—
Included in other comprehensive income (loss)	—	—	—	—
Purchases, issuances, settlements and sales
Purchases	—	—	—	—
Issuances	—	—	—	—
Settlements	—	—	(31)	(31)
Sales	—	—	(33)	(33)
Foreign currency translation	—	1	(540)	(539)

Balance at end of the period	¥—	¥—	¥6,344	¥6,344

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥—	¥—	¥—
Included in other comprehensive income (loss)	—	—	—	—

Total realized/unrealized gains or losses related to interest rate instruments, including those held at the reporting date, are included in other income (expenses) – other, net, in the consolidated statements of income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation methodologies the assets and liabilities measured at fair value on a recurring basis are as follows:

Foreign exchange and interest rate instruments (see note 10)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurement for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurement for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The fair values of a limited number of interest rate swap agreements related to certain off –balance sheet securitizations are estimated using significant assumptions including market observable inputs, as well as internally developed prepayment assumptions as an input into the model, in order to forecast future notional amounts on these structured derivative contracts. Accordingly, fair value measurement for these derivative contracts is classified as Level 3.

The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

Marketable equity securities

The fair value of marketable equity securities is estimated using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Auction rate securities

The subsidiary’s auction rate securities (ARS) holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. The ARS market has been illiquid, and no readily observable prices exist, Honda measured the fair value of the ARS based on the discounted future cash flows. In order to assess various kinds of risks, such as liquidity risk, Honda used third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Honda does not have significant assets and liabilities measured at fair value on a nonrecurring basis for the year ended March 31, 2011 and the six months ended September 30, 2011.

Honda has not elected the fair value option for the year ended March 31, 2011 and the six months ended September 30, 2011.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of significant financial instruments at March 31, 2011 and September 30, 2011 are as follows:

	Yen (millions)
	March 31, 2011		September 30, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables *	¥3,642,235	¥3,701,218	¥3,346,883	¥3,395,312
Held-to-maturity securities	40,725	40,649	4,735	4,648
Debt	(4,100,435)	(4,159,300)	(3,756,997)	(3,811,988)

*	The carrying amounts of finance subsidiaries-receivables at March 31, 2011 and September 30, 2011 in the table exclude ¥333,979 million and ¥289,667 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2011 and September 30, 2011 in the table also include ¥496,233 million and ¥393,834 million of finance receivables classified as trade accounts and notes receivable and other assets in the consolidated balance sheets, respectively.

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade accounts and notes receivable and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and commercial loans were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of those receivables approximates fair value.

Held-to-maturity securities

The fair values of Government bonds and U.S. government and agency debt securities were estimated by using quoted market prices. The carrying amount of certificates of deposit approximates fair value because of the short maturity of the instrument.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates (see note 9). Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties.

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2011 and September 30, 2011 are as follows:

Derivatives designated as hedging instruments:

	Yen (millions)
	March 31, 2011	September 30, 2011
Foreign currency forward exchange contracts	¥15,050	¥16,732

Foreign exchange instruments	¥15,050	¥16,732

Derivatives not designated as hedging instruments:

	Yen (millions)
	March 31, 2011	September 30, 2011
Foreign currency forward exchange contracts	¥611,359	¥513,020
Foreign currency option contracts	44,237	46,005
Currency swap agreements	549,099	475,266

Foreign exchange instruments	¥1,204,695	¥1,034,291

Interest rate swap agreements	¥3,566,605	¥3,391,845

Interest rate instruments	¥3,566,605	¥3,391,845

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amounts recognized in accumulated other comprehensive income (loss) at March 31, 2011 and September 30, 2011 were ¥156 million loss and ¥46 million income, respectively. All amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2011 are expected to be recognized in earnings within the next twelve months.

The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months. There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness. There is no portion of hedging instruments that has been assessed as hedge ineffectiveness.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

The estimated fair values of derivative instruments at March 31, 2011 and September 30, 2011 are as follows.

As of March 31, 2011

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(114)	¥—	¥—	¥(114)

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥57,880	¥(15,598)	¥20,174	¥31,702	¥(9,594)
Interest rate instruments	29,913	(32,590)	(2,082)	11,358	(11,953)

Total	¥87,793	¥(48,188)	¥18,092	¥43,060	¥(21,547)

Netting adjustment	(26,641)	26,641

Net amount	¥61,152	¥(21,547)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of September 30, 2011

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥173	¥—	¥173	¥—	¥—

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥65,294	¥(12,565)	¥39,243	¥16,676	¥(3,190)
Interest rate instruments	34,567	(29,856)	(1,354)	18,743	(12,678)

Total	¥99,861	¥(42,421)	¥37,889	¥35,419	¥(15,868)

Netting adjustment	(26,553)	26,553

Net amount	¥73,308	¥(15,868)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The pre-tax effects of derivative instruments on the Company’s results of operations for the six months and the three months ended September 30, 2010 and 2011 are as follows:

For the six months ended September 30, 2010

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥1,124	Other income (expenses) - Other, net	¥490	Other income (expenses) - Other, net	¥262

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥79,190
Interest rate instruments	Other income (expenses) - Other, net	(8,171)

Total		¥71,019

For the six months ended September 30, 2011

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥107	Other income (expenses) - Other, net	¥(229)	Other income (expenses) - Other, net	¥120

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥43,567
Interest rate instruments	Other income (expenses) - Other, net	(2,545)

Total		¥41,022

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended September 30, 2010

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥92	Other income (expenses) - Other, net	¥404	Other income (expenses) - Other, net	¥165

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥64,373
Interest rate instruments	Other income (expenses) - Other, net	(7,573)

Total		¥56,800

For the three months ended September 30, 2011

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥175	Other income (expenses) - Other, net	¥31	Other income (expenses) - Other, net	¥96

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥18,856
Interest rate instruments	Other income (expenses) - Other, net	1,782

Total		¥20,638

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At March 31, 2011 and September 30, 2011, Honda has guaranteed ¥30,393 million and ¥29,256 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥30,393 million and ¥29,256 million, respectively, at March 31, 2011 and September 30, 2011. At September 30, 2011, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for the year ended March 31, 2011 and the six months ended September 30, 2011 are as follows:

	Yen (millions)
	March 31, 2011	September 30, 2011
Balance at beginning of the period	¥226,038	¥213,943
Warranty claims paid during the period	(82,080)	(42,181)
Liabilities accrued for warranties issued during the period	84,920	29,467
Changes in liabilities for pre-existing warranties during the period	(3,550)	(10,278)
Foreign currency translation	(11,385)	(9,212)

Balance at end of the period	¥213,943	¥181,739

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims including 1 purported class action in the United States. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 1 purported class action in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12) Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For the six months ended September 30, 2010

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 24, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,775
Dividend per share of common stock (yen)	12.00
Record date	March 31, 2010
Effective date	June 25, 2010
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on July 30, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,733
Dividend per share of common stock (yen)	12.00
Record date	June 30, 2010
Effective date	August 26, 2010
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the six months ended September 30, 2010, effective after the period

Resolution	The board of directors meeting on October 29, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,627
Dividend per share of common stock (yen)	12.00
Record date	September 30, 2010
Effective date	November 25, 2010
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the six months ended September 30, 2011

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 23, 2011
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	March 31, 2011
Effective date	June 24, 2011
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on August 1, 2011
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	June 30, 2011
Effective date	August 24, 2011
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the six months ended September 30, 2011, effective after the period

Resolution	The board of directors meeting on October 31, 2011
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	September 30, 2011
Effective date	November 25, 2011
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13) Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

For the three months ended September 30, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥312,842	¥1,721,869	¥141,417	¥70,424	¥2,246,552	¥—	¥5,359	¥2,251,911
Intersegment	—	1,647	2,824	5,971	10,442	(10,442)	—	—

Total	¥312,842	¥1,723,516	¥144,241	¥76,395	¥2,256,994	¥(10,442)	¥5,359	¥2,251,911

Segment income (loss)	¥30,011	¥86,390	¥47,427	¥(507)	¥163,321	¥—	¥152	¥163,473

For the three months ended September 30, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥357,333	¥1,333,051	¥126,498	¥69,010	¥1,885,892	¥—	¥—	¥1,885,892
Intersegment	—	4,094	2,665	5,565	12,324	(12,324)	—	—

Total	¥357,333	¥1,337,145	¥129,163	¥74,575	¥1,898,216	¥(12,324)	¥—	¥1,885,892

Segment income (loss)	¥38,934	¥(29,141)	¥42,832	¥(114)	¥52,511	¥—	¥—	¥52,511

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the six months ended September 30, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥633,086	¥3,534,902	¥290,904	¥144,594	¥4,603,486	¥—	¥9,888	¥4,613,374
Intersegment	—	3,048	5,905	13,052	22,005	(22,005)	—	—

Total	¥633,086	¥3,537,950	¥296,809	¥157,646	¥4,625,491	¥(22,005)	¥9,888	¥4,613,374

Segment income (loss)	¥61,328	¥235,327	¥102,069	¥(1,088)	¥397,636	¥—	¥280	¥397,916

Assets	¥932,583	¥4,791,810	¥5,480,387	¥276,665	¥11,481,445	¥(125,509)	¥8,642	¥11,364,578
Depreciation and amortization	¥20,711	¥151,118	¥108,580	¥5,284	¥285,693	¥—	¥—	¥285,693
Capital expenditures	¥13,888	¥121,652	¥410,929	¥3,296	¥549,765	¥—	¥—	¥549,765

As of and for the six months ended September 30, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥687,697	¥2,509,964	¥262,321	¥140,506	¥3,600,488	¥—	¥—	¥3,600,488
Intersegment	—	6,009	5,471	10,540	22,020	(22,020)	—	—

Total	¥687,697	¥2,515,973	¥267,792	¥151,046	¥3,622,508	¥(22,020)	¥—	¥3,600,488

Segment income (loss)	¥83,867	¥(105,369)	¥96,446	¥146	¥75,090	¥—	¥—	¥75,090

Assets	¥1,013,316	¥4,422,585	¥5,169,282	¥299,983	¥10,905,166	¥8,093	¥—	¥10,913,259
Depreciation and amortization	¥19,912	¥127,257	¥102,469	¥4,754	¥254,392	¥—	¥—	¥254,392
Capital expenditures	¥24,828	¥111,314	¥332,068	¥4,169	¥472,379	¥—	¥—	¥472,379

Explanatory notes:

1.	Segment income (loss) of each segment is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses), except other adjustments, which is out-of-period adjustments. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. For further information on other adjustments, see note 1(e). The amount of out-of-period adjustments are not reported to or used by the chief operating decision maker in deciding how to allocate resources and in assessing the Company’s operating performance. Therefore, Honda adjusted the amount in Power product and other businesses for the three months and six months periods ended September 30, 2010. The adjustments are included in other adjustments.

2.	Assets of each segment are defined as total assets and other adjustments, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥445,331 million as of September 30, 2010 and ¥465,864 million as of September 30, 2011 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of the Financial services business include ¥107,757 million for the six months ended September 30, 2010 and ¥101,715 million for the six months ended September 30, 2011, respectively, of depreciation of property on operating leases.

6.	Capital expenditure of the Financial services business includes ¥409,872 million for the six months ended September 30, 2010 and ¥330,307 million for the six months ended September 30, 2011 respectively, of purchase of operating lease assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended September 30, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥508,490	¥967,299	¥142,953	¥393,510	¥234,300	¥2,246,552	¥—	¥5,359	¥2,251,911
Transfers between geographic areas	419,722	54,327	18,410	59,486	8,260	560,205	(560,205)	—	—

Total	¥928,212	¥1,021,626	¥161,363	¥452,996	¥242,560	¥2,806,757	¥(560,205)	¥5,359	¥2,251,911

Operating income (loss)	¥20,147	¥75,879	¥(3,073)	¥38,315	¥20,447	¥151,715	¥11,606	¥152	¥163,473

For the three months ended September 30, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥415,310	¥746,735	¥128,642	¥354,136	¥241,069	¥1,885,892	¥—	¥—	¥1,885,892
Transfers between geographic areas	390,025	47,396	15,915	53,648	3,318	510,302	(510,302)	—	—

Total	¥805,335	¥794,131	¥144,557	¥407,784	¥244,387	¥2,396,194	¥(510,302)	¥—	¥1,885,892

Operating income (loss)	¥(35,305)	¥47,706	¥(4,033)	¥21,869	¥23,064	¥53,301	¥(790)	¥—	¥52,511

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the six months ended September 30, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥973,320	¥2,052,733	¥314,904	¥802,210	¥460,319	¥4,603,486	¥—	¥9,888	¥4,613,374
Transfers between geographic areas	876,458	106,735	36,295	121,024	18,567	1,159,079	(1,159,079)	—	—

Total	¥1,849,778	¥2,159,468	¥351,199	¥923,234	¥478,886	¥5,762,565	¥(1,159,079)	¥9,888	¥4,613,374

Operating income (loss)	¥73,286	¥186,666	¥998	¥82,750	¥40,699	¥384,399	¥13,237	¥280	¥397,916

Assets	¥2,863,911	¥6,117,034	¥499,461	¥1,027,801	¥632,101	¥11,140,308	¥215,628	¥8,642	¥11,364,578
Long-lived assets	¥1,076,891	¥1,767,828	¥98,998	¥222,256	¥147,475	¥3,313,448	¥—	¥—	¥3,313,448

As of and for the six months ended September 30, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥753,908	¥1,438,584	¥265,242	¥675,893	¥466,861	¥3,600,488	¥—	¥—	¥3,600,488
Transfers between geographic areas	676,803	89,489	30,228	105,343	7,449	909,312	(909,312)	—	—

Total	¥1,430,711	¥1,528,073	¥295,470	¥781,236	¥474,310	¥4,509,800	¥(909,312)	¥—	¥3,600,488

Operating income (loss)	¥(81,203)	¥66,218	¥(10,133)	¥46,976	¥38,808	¥60,666	¥14,424	¥—	¥75,090

Assets	¥2,884,276	¥5,706,119	¥443,498	¥971,348	¥688,254	¥10,693,495	¥219,764	¥—	¥10,913,259
Long-lived assets	¥1,036,486	¥1,727,544	¥96,927	¥224,247	¥149,569	¥3,234,773	¥—	¥—	¥3,234,773

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses), except other adjustments, which is out-of-period adjustments. For further information on other adjustments, see note 1(e). Honda adjusted the amount in Japan for the three months and the six months ended September 30, 2010. The adjustments are included in other adjustments.

3.	Assets of each geographical region are defined as total assets and other adjustments, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥445,331 million as of September 30, 2010 and ¥465,864 million as of September 30, 2011 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14) Per Share Data

Basic net income attributable to Honda Motor Co., Ltd. per common share and the bases of computation are as follows:

For the six months ended September 30, 2010 and 2011

	Yen
	September 30, 2010	September 30, 2011
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥225.66	¥51.17

	Yen (millions)
	September 30, 2010	September 30, 2011
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥408,416	¥92,226
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥408,416	¥92,226
Weighted average number of common shares	1,809,838,197 shares	1,802,301,150 shares

* Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

For the three months ended September 30, 2010 and 2011

	Yen
	September 30, 2010	September 30, 2011
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥75.24	¥33.53

	Yen (millions)
	September 30, 2010	September 30, 2011
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥135,929	¥60,429
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥135,929	¥60,429
Weighted average number of common shares	1,806,703,862 shares	1,802,300,868 shares

* Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

(15) Subsequent events

Since October 2011, Thailand has been suffering from severe floods, which caused damage to certain inventories, and machineries and equipments of Honda’s consolidated subsidiaries and affiliates including Honda Automobile (Thailand) Co., Ltd. by flooding these production facilities. Accordingly, production activities in plant facilities at Honda and its affiliates have been affected by floods and relevant disruptions of parts supply.

The Company is currently evaluating the extent of the damage resulting from the floods, and it is not possible to reasonably estimate the impacts on the Company’s consolidated financial position or results of operations at this time.

[Translation]

November 14, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takanobu Ito President and Representative Director

Sixth Notice Concerning Impact of Floods in Thailand

Honda Motor Co., Ltd. (the “Company”) today announced an update on the current status of the production bases of its consolidated subsidiaries in Thailand with respect to the recent flooding.

At the motorcycle and power products production base Thai Honda Manufacturing Co., Ltd. (headquarter in Bangkok, Thailand), production activities had been suspended since October 11 for motorcycles and October 6 for power products due to disruptions to parts supply, but production was resumed today for some models in both product segments following the partial resumption of parts supply. There has been no flood damage to the plant facilities.

At the automobile production base Honda Automobile (Thailand) Co., Ltd. (headquarter at Rojana Industrial Park, Ayutthaya Province, Thailand), production operations have been suspended since October 4 due to the impact of disruptions to parts supply, and facilities have continued to be inundated since October 8. It is still difficult at this stage to predict when production will be able to be resumed.

The Company plans to determine about future operations upon monitoring the situation. The Company, together with its suppliers, is devoting all its efforts to minimize the impact on its businesses and customers.

[Translation]

November 15, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Seventh Notice Concerning Impact of Flood in Thailand

Honda Motor Co., Ltd. (the “Company”) today made an announcement about the impact of Thai flood damage on its businesses in North America.

For six automobile production facilities in the U.S. and Canada, it was previously decided for the facilities in the U.S. to carry out production adjustment until November 23, 2011, and those in Canada until November 25, 2011. Today, it was decided for these automobile production facilities in North America to continue to carry out production adjustment until November 30, 2011, and production is scheduled to be carried out at normal levels on December 1 and 2, 2011.

Production plans for beyond those dates will be decided while monitoring the situation.

[Translation]

November 28, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Eighth Notice Concerning Impact of Thai Floods

Honda Motor Co., Ltd. (the “Company”) today announced an update on the current status of the impact of the Thai floods on its businesses in certain areas as set out below.

1. Japan

Production adjustment has been carried out since November 7 at the Suzuka Factory and Saitama Factory automobile production facilities due to the limited supply of parts from Thailand, but parts supply has almost recovered so production will be carried out at normal levels from December 5. Production plans for January onwards will be decided while monitoring the situation.

2. North America

Production adjustment has also been carried out since November 2 at the six automobile production facilities in the U.S. and Canada, also due to the limited supply of parts from Thailand, but parts supply has almost recovered so production will be carried out at normal levels from December 1. Production plans for January onwards will be decided while monitoring the situation.

3. Thailand

At the automobile production facilities of Honda Automobile (Thailand) Co., Ltd. (headquarter at Rojana Industrial Park, Ayutthaya Province, Thailand), all water from inside the production facilities has been removed, so restoration work such as cleaning commenced today. The outlook for resumption of production will continue to be carefully examined upon confirming the state of damage to the plant.

4. Impact on Financial Results

Details of the estimated amount of loss and damage from this flood on the Company and Honda’s group companies are yet to be assessed as of today. Should any material impact on the Company’s financial results for the fiscal year ending on March 31, 2012 be anticipated, the Company will make a further announcement in a prompt manner.